Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

July 14, 2009	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatrickstockton.com

VIA Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:	Ms. Kathryn McHale, Staff Attorney

Re:	United Community Banks, Inc.
Form 10-K for FYE December 31, 2008
Form 10-Q for March 31, 2009
Response to Sec Comments dated April 28, 2009
File Number 0-21656
Ladies and Gentlemen:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we re-submit this Supplemental Support Booklet in response to certain of the comments set forth in the Staff’s comment letter dated April 28, 2009, as indicated in our response letter dated May 14, 2009.  For reasons of business confidentiality, we hereby request, on behalf of the Company, that the Commission afford confidential treatment under the Freedom of Information Act to the last page of this Supplemental Support Booklet, labeled as “Breakdown of Nonperforming and ‘Adversely Classified’ Loans”.  Please note that the exhibits are keyed to the Commission’s response letter dated April 28, 2009.  Please inform the undersigned promptly if any request is made under the Freedom of Information Act for access to the “Breakdown of Nonperforming and ‘Adversely Classified’ Loans”.

The Staff is requested to direct any further questions regarding the attached Supplemental Support Booklet and this letter to the undersigned at (404) 815-6270 or my colleague, Adwoa Awotwi at (404) 815-6613.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

Cc:	Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.

United Community Banks, Inc.

Supplemental Support Booklet

July 14, 2009

Please see the attached earnings announcement for our results for the first quarter of 2009.

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS FOR FIRST QUARTER 2009

●	Provision for loan losses of $65 million exceeded charge-offs by $22 million
●	Allowance-to-loans ratio of 2.56 percent, up from 2.14 percent last quarter
●	Non-cash goodwill impairment charge of $70 million, or $1.45 per diluted share, primarily due to stock price decline
●	Severance costs of $2.9 million, or 4 cents per diluted share, related to reduction in work force
●	Margin improvement of 38 basis points this quarter to 3.08 percent
●	Capital levels remain strong

BLAIRSVILLE, GA – April 23, 2009 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss of $32 million, or 71 cents per diluted share, for the first quarter of 2009. The net operating loss was primarily driven by higher credit costs, including the $22 million build-up in the allowance for loan losses.  Net operating loss does not reflect a $70 million non-cash charge for impairment of goodwill and $2.9 million in severance costs relating to a reduction in work force, both of which are considered non-recurring expenses and therefore excluded from operating earnings. Including these non-recurring expenses the net loss for the quarter was $103.8 million, or $2.20 per diluted share.

“The $70 million goodwill impairment charge is a non-cash accounting adjustment to the company’s balance sheet that does not affect cash flow or liquidity and has no impact on our regulatory or tangible capital ratios,” stated Jimmy Tallent, president and chief executive officer. “During the fourth quarter our stock price traded well above tangible book value, and our goodwill test indicated no impairment at year-end.   However, our stock price declined sharply during the first quarter, as did those of most financial services companies.  When we updated our impairment test as of March 31, 2009, we had impairment of $70 million driven primarily by the stock price decline.”

“The recession and its effect on the housing and construction markets, particularly in Atlanta, continued to drive credit quality issues in our loan portfolio,” added Tallent.   “A rise in the level of classified and non-performing assets, and deterioration in property valuations, led us to increase our allowance by $22 million over net charge-offs.  While we remain committed to moving through this credit cycle as quickly as possible, our efforts have been hindered by this difficult environment.”

Loans were $5.6 billion at quarter end, down $335 million from a year ago and down $72 million on a linked-quarter basis, reflecting the company’s continued efforts to reduce exposure to the residential construction market.  At March 31, 2009, residential construction loans were $1.4 billion, or 25 percent of total loans, a decrease of $361 million from a year ago and $49 million from the fourth quarter of 2008.

Taxable equivalent net interest revenue of $57.4 million reflected an increase of $5.5 million from last quarter and a decrease of $8.9 million from a year ago.  The taxable equivalent net interest margin was 3.08 percent compared with 2.70 percent for the fourth quarter of 2008, and 3.55 percent for the first quarter of 2008.

“In the latter part of the fourth quarter, we were able to take several steps that contributed to the expansion in our first quarter margin,” stated Tallent.  “We improved our loan pricing and credit spreads, decreased deposit interest rates and, with an overall improvement in liquidity, we were able to let higher-cost time deposits and brokered deposits run off.  We will continue to actively pursue strategies to improve our margin, while balancing liquidity needs with our goal of maximizing pre-tax, pre-provision earnings.”

“Core deposits, excluding public funds, increased in every category this quarter reflective of our new initiatives and programs for customer referrals and cross selling,” stated Tallent.  “We added 21,918 new services this quarter, an annual growth rate of 11 percent, that expanded customer relationships and we opened 3,585 net new customer accounts.”

The first quarter provision for loan losses was $65 million, compared with $85 million for the fourth quarter of 2008.  Net charge-offs for the first quarter were $43.3 million compared with $74 million for the fourth quarter of 2008.  At quarter-end, non-performing assets totaled $334.5 million compared with $250.5 million at December 31, 2008.  The ratio of non-performing assets to total assets at the end of the first and fourth quarters was 4.11 percent and 2.94 percent, respectively.  The allowance for loan losses to total loans was 2.56 percent and 2.14 percent.

“The recession continued to negatively affect our credit quality, particularly within our Atlanta residential construction portfolio,” Tallent said. “Although we have seen some deterioration in other loan categories and markets, our principal challenge remains in the residential construction portfolio.  The rise in non-performing assets was driven primarily by continued weakness in the Atlanta housing and construction markets, and to softened demand from buyers.  We expect the challenges to continue in 2009 and the level of charge-offs and non-performing assets to be elevated over historical levels.  However, we will aggressively work through our problem credits and pursue the best economic outcome for our company in each instance.”

Fee revenue of $12.8 million was up $2.1 million from the fourth quarter, but down $1.4 million from the first quarter of 2008.  Service charges and fees on deposit accounts of $7.0 million reflected a $779,000 decrease from a year ago due to lower activity and fewer transaction charges.  Consulting fees were down $786,000 from last year primarily due to the consulting assistance provided to United for a company-wide initiative to improve efficiency and profitability.  Consulting fees were further affected by weakness in the financial services industry that hindered sales efforts and delayed consulting contracts.  Mortgage loan fees of $2.7 million were up $688,000 due to a record high level of refinancing activity.

Operating expenses, before the recognition of goodwill impairment and severance costs, were $52.6 million reflecting an increase of $5.0 million from the first quarter of 2008 and at the same level as the fourth quarter of 2008.  The increase year over year was primarily due to higher foreclosed property costs of $3.4 million and an increase in FDIC insurance premiums of $1.4 million.  For the first quarter of 2009, salaries and employee benefit costs of $28.8 million were at the same level as a year ago.  First quarter 2009 staff costs did not reflect the reduction in work force of 191 staff, since most of the reduction in work force occurred at the end of the quarter with the remainder transitioning through the year-end.  Severance and related benefit costs of $2.9 million were related to the reduction in staff.

“The decision to reduce staff was among the most difficult in my 25 years at United,” commented Tallent.  “Unfortunately, their departure came as a result of economic conditions that were not within our control, but had a powerful influence on our business decision for the reduction in staff.  We expect to save $10 million in annual staff and benefit costs.  Also, we have completed a company-wide performance improvement project with fee revenue enhancements and expense savings of $7 million annually that should be fully implemented by year-end.  We expect to realize over half of the $17 million of annual savings this year.”

The effective tax rate for the first quarter of 2009 was 14 percent, compared to 35.5 percent for the first quarter of 2008.  “The tax rate was lower this quarter because goodwill and the related impairment charge are not recognized, nor deductible, for tax reporting purposes,” stated Tallent.  “Also affecting the first quarter tax rate was a $2.3 million net reserve for deferred tax assets relating to state tax credits that are expected to expire unused.  The projected effective tax rate for the balance of 2009 is 38 percent.”

United continues to maintain a strong capital position.  At March 31, 2008, the company’s regulatory capital ratios were as follows: Tier I Risk-Based Capital of 10.9 percent; Leverage of 7.9 percent; and, Total Risk-Based of 13.6 percent.  Also, the average tangible equity to assets ratio was 8.3 percent and the average tangible common equity to assets ratio was 6.1 percent.

“While we continue to aggressively dispose of problem credits and improve our margin, we have been pursuing ways to build on the growth opportunities identified throughout our markets,” Tallent said.  “A key part of this plan was recently launched with the reorganization of our Atlanta region that enables us to more efficiently pursue, and better meet the needs of, small business and commercial customers.  This new structure and redeployed team will not only increase and deepen our current customer relationships, but also expand our commercial and small business lending capabilities. Also, they will contribute to additional core deposits as well as further rebalance our loan portfolio, while reducing our exposure to any one segment of the market.  Even though we will be using considerable resources to address the credit challenges for the remainder of the year, we will continue to plan ahead and position ourselves to capitalize on new opportunities across our footprint as the economy improves.”

Conference Call

United Community Banks will hold a conference call today, Thursday, April 23, 2009, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. The telephone number for the conference call is (877) 741-4240 and the pass code is “UCBI.” The conference call will also be available by web cast within the Investor Relations section of the company's web site at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $8.1 billion and operates 27 community banks with 107 banking offices located throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the company’s web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled “Forward-Looking Statements” on page 3 of United Community Banks, Inc.’s annual report filed on Form 10-K with the Securities and Exchange Commission.

# # #

(Tables Follow)

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information
						First
	2009	2008				Quarter
	First	Fourth	Third	Second	First	2009-2008
(in thousands, except per share data; taxable equivalent)	Quarter	Quarter	Quarter	Quarter	Quarter	Change
INCOME SUMMARY
Interest revenue	$103,562	$108,434	$112,510	$116,984	$129,041
Interest expense	46,150	56,561	53,719	55,231	62,754
Net interest revenue	57,412	51,873	58,791	61,753	66,287	(13	) %
Provision for loan losses	65,000	85,000	76,000	15,500	7,500
Fee revenue	12,846	10,718	13,121	15,105	14,197	(10)
Total revenue	5,258	(22,409)	(4,088)	61,358	72,984	NM
Operating expenses (1)	52,569	52,439	56,970	49,761	47,529	11
Operating (loss) income before taxes	(47,311)	(74,848)	(61,058)	11,597	25,455	NM
Income tax (benefit) expense	(15,335)	(28,101)	(21,184)	4,504	9,377
Net operating (loss) income (1)	(31,976)	(46,747)	(39,874)	7,093	16,078	NM
Noncash goodwill impairment charge	70,000	-	-	-	-
Severance costs, net of tax benefit	1,797	-	-	-	-
Net (loss) income	(103,773)	(46,747)	(39,874)	7,093	16,078	NM
Preferred dividends	2,554	712	4	4	4
Net (loss) income available to common shareholders	$(106,327)	$(47,459)	$(39,878)	$7,089	$16,074	NM

PERFORMANCE MEASURES
Per common share:
Diluted operating (loss) earnings (1)	$(.71)	$(.99)	$(.84)	$.15	$.34	NM
Per share impact of goodwill impairment charge	(1.45)	-	-	-	-
Per share impact of severance costs	(.04)	-	-	-	-
Diluted (loss) earnings	(2.20)	(.99)	(.84)	.15	.34	NM
Cash dividends declared	-	-	-	.09	.09
Stock dividends declared (5)	1 for 130	1 for 130	1 for 130	-	-
Book value	14.70	16.95	17.12	17.75	18.50	(21)
Tangible book value (3)	9.65	10.39	10.48	11.03	11.76	(18)
Key performance ratios:
Return on tangible equity (2)(3)	NM %	NM %	NM %	5.86%	13.16%
Return on equity (2)(4)	NM	NM	NM	3.41	7.85
Return on assets (4)	NM	NM	NM	.34	.78
Net interest margin (4)	3.08	2.70	3.17	3.32	3.55
Operating efficiency ratio (3)	79.29	81.34	79.35	65.05	59.03
Equity to assets	11.64	10.08	10.28	10.33	10.30
Tangible equity to assets (3)	8.30	6.59	6.65	6.77	6.73
Tangible common equity to assets (3)	6.13	6.23	6.65	6.77	6.73
ASSET QUALITY
Net charge-offs	$43,281	$74,028	$55,736	$14,313	$7,075
Non-performing loans (NPLs)	259,155	190,723	139,266	123,786	67,728
Foreclosed properties	75,383	59,768	38,438	28,378	22,136
Total non-performing assets (NPAs)	334,538	250,491	177,704	152,164	89,864
Allowance for loan losses	143,990	122,271	111,299	91,035	89,848
Allowance for loan losses to loans	2.56%	2.14%	1.91%	1.53%	1.51%
Net charge-offs to average loans (4)	3.09	5.09	3.77	.97	.48
NPAs to loans and foreclosed properties	5.86	4.35	3.03	2.55	1.50
NPAs to total assets	4.11	2.94	2.20	1.84	1.07
AVERAGE BALANCES
Loans	$5,675,054	$5,784,139	$5,889,168	$5,933,143	$5,958,296	(5)
Investment securities	1,712,654	1,508,808	1,454,740	1,507,240	1,485,515	15
Earning assets	7,530,230	7,662,536	7,384,287	7,478,018	7,491,480	1
Total assets	8,312,648	8,449,097	8,146,880	8,295,748	8,305,621	-
Deposits	6,780,531	6,982,229	6,597,339	6,461,361	6,051,069	12
Shareholders’ equity	967,505	851,956	837,487	856,727	855,659	13
Common shares - basic	48,324	47,844	47,417	47,158	47,052
Common shares - diluted	48,324	47,844	47,417	47,249	47,272
AT PERIOD END
Loans	$5,632,705	$5,704,861	$5,829,937	$5,933,141	$5,967,839	(6)
Investment securities	1,719,033	1,617,187	1,400,827	1,430,588	1,508,402	14
Total assets	8,140,909	8,520,765	8,072,543	8,264,051	8,386,255	(3)
Deposits	6,616,488	7,003,624	6,689,335	6,696,456	6,175,769	7
Shareholders’ equity	888,853	989,382	816,880	837,890	871,452	2
Common shares outstanding	48,487	48,009	47,596	47,096	47,004

(1)	Excludes the non-recurring goodwill impairment charge of $70 million and severance costs of $2.9 million, net of income tax benefit of $1.1 million in the first quarter of 2009.
(2)	Net income available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss).
(3)	Excludes effect of acquisition related intangibles and associated amortization.. (5)
(4)	Annualized
Number of new shares issued for shares currently held.
NM - Not meaningful.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

	2009	2008				Linked		Year over
	First	Fourth	Third	Second	First	Quarter		Year
(in millions)	Quarter	Quarter	Quarter	Quarter	Quarter	Change(1)		Change
LOANS BY CATEGORY
Commercial (sec. by RE)	$1,779	$1,627	$1,604	$1,584	$1,526	37%		17%
Commercial construction	377	500	509	522	548	(98)		(31)
Commercial & industrial	387	410	425	417	437	(22)		(11)
Total commercial	2,543	2,537	2,538	2,523	2,511	1		1
Residential construction	1,430	1,479	1,596	1,745	1,791	(13)		(20)
Residential mortgage	1,504	1,526	1,528	1,494	1,491	(6)		1
Consumer / installment	156	163	168	171	175	(17)		(11)
Total loans	$5,633	$5,705	$5,830	$5,933	$5,968	(5)		(6)

LOANS BY MARKET
Atlanta MSA	$1,660	$1,706	$1,800	$1,934	$1,978	(11	) %	(16	) %
Gainesville MSA	422	420	426	422	415	2		2
North Georgia	2,014	2,040	2,066	2,065	2,071	(5)		(3)
Western North Carolina	808	810	815	819	816	(1)		(1)
Coastal Georgia	460	464	458	436	439	(3)		5
East Tennessee	269	265	265	257	249	6		8
Total loans	$5,633	$5,705	$5,830	$5,933	$5,968	(5)		(6)

RESIDENTIAL CONSTRUCTION
Dirt loans
Acquisition & development	$445	$484	$516	$569	$583	(32	) %	(24	) %
Land loans	155	153	142	139	130	5		19
Lot loans	390	358	385	401	406	36		(4)
Total	990	995	1,043	1,109	1,119	(2)		(12)

House loans
Spec	317	347	393	450	460	(35	) %	(31	) %
Sold	123	137	160	186	212	(41)		(42)
Total	440	484	553	636	672	(36)		(35)
Total residential construction	$1,430	$1,479	$1,596	$1,745	$1,791	(13)		(20)

RESIDENTIAL CONSTRUCTION - ATLANTA MSA
Dirt loans
Acquisition & development	$148	$167	$185	$232	$252	(46	) %	(41	) %
Land loans	52	56	47	50	50	(29)		4
Lot loans	98	86	103	117	117	56		(16)
Total	298	309	335	399	419	(14)		(29)

House loans
Spec	$164	189	227	271	271	(53	) %	(39	) %
Sold	33	40	49	58	71	(70)		(54)
Total	197	229	276	329	342	(56)		(42)
Total residential construction	$495	$538	$611	$728	$761	(32)		(35)

(1) Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality

	First Quarter 2009			Fourth Quarter 2008			Third Quarter 2008
	Nonaccrual		Total	Nonaccrual		Total	Nonaccrual		Total
(in thousands)	Loans	OREO	NPAs	Loans	OREO	NPAs	Loans	OREO	NPAs
NPAs BY CATEGORY
Commercial (sec. by RE)	$18,188	$3,811	$21,999	$15,188	$2,427	$17,615	$9,961	$854	$10,815
Commercial construction	6,449	2,948	9,397	1,513	2,333	3,846	2,924	375	3,299
Commercial & industrial	12,066	-	12,066	1,920	-	1,920	1,556	-	1,556
Total commercial	36,703	6,759	43,462	18,621	4,760	23,381	14,441	1,229	15,670
Residential construction	187,656	58,327	245,983	144,836	48,572	193,408	102,095	32,453	134,548
Residential mortgage	33,148	10,297	43,445	25,574	6,436	32,010	21,335	4,756	26,091
Consumer / installment	1,648	-	1,648	1,692	-	1,692	1,395	-	1,395
Total NPAs	$259,155	$75,383	$334,538	$190,723	$59,768	$250,491	$139,266	$38,438	$177,704

NPAs BY MARKET
Atlanta MSA	$131,020	$48,574	$179,594	$105,476	$42,336	$147,812	$80,805	$27,011	$107,816
Gainesville MSA	17,448	694	18,142	16,208	1,110	17,318	15,105	648	15,753
North Georgia	66,875	20,811	87,686	31,631	12,785	44,416	20,812	8,337	29,149
Western North Carolina	21,240	3,067	24,307	18,509	2,986	21,495	13,432	1,509	14,941
Coastal Georgia	15,699	1,286	16,985	11,863	138	12,001	3,682	601	4,283
East Tennessee	6,873	951	7,824	7,036	413	7,449	5,430	332	5,762
Total NPAs	$259,155	$75,383	$334,538	$190,723	$59,768	$250,491	$139,266	$38,438	$177,704

	First Quarter 2009		Fourth Quarter 2008		Third Quarter 2008
		Net Charge-		Net Charge-		Net Charge-
		Offs to		Offs to		Offs to
	Net	Average	Net	Average	Net	Average
(in thousands)	Charge-Offs	Loans(1)	Charge-Offs	Loans(1)	Charge-Offs	Loans(1)
NET CHARGE-OFFS BY CATEGORY
Commercial (sec. by RE)	$826	.20%	$4,460	1.10%	$257	.06%
Commercial construction	54	.05	1,442	1.14	225	.17
Commercial & industrial	873	.89	3,416	3.24	1,018	.96
Total commercial	1,753	.28	9,318	1.46	1,500	.24
Residential construction	37,762	10.52	57,882	14.93	50,228	11.94
Residential mortgage	2,984	.80	5,852	1.52	3,332	.88
Consumer / installment	782	1.99	976	2.34	676	1.58
Total	$43,281	3.09	$74,028	5.09	$55,736	3.77

NET CHARGE-OFFS BY MARKET
Atlanta MSA	$26,228	6.16%	$49,309	10.80%	$48,313	10.08%
Gainesville MSA	1,105	1.18	7,994	8.60	1,470	1.49
North Georgia	8,208	1.64	9,872	1.91	4,567	.88
Western North Carolina	3,669	1.83	2,371	1.16	855	.42
Coastal Georgia	3,229	2.84	3,150	2.70	249	.22
East Tennessee	842	1.28	1,332	2.02	282	.43
Total	$43,281	3.09	$74,028	5.09	$55,736	3.77

(1) Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income (Unaudited)
	Three Months Ended
	March 31,
(in thousands, except per share data)	2009	2008
Interest revenue:
Loans, including fees	$81,880	$109,266
Investment securities, including tax exempt of $319 and $394	20,752	19,022
Federal funds sold, commercial paper and deposits in banks	442	222
Total interest revenue	103,074	128,510
Interest expense:
Deposits:
NOW	3,337	8,587
Money market	2,237	2,913
Savings	127	227
Time	36,053	38,884
Total deposit interest expense	41,754	50,611
Federal funds purchased, repurchase agreements and other short-term borrowings	553	4,318
Federal Home Loan Bank advances	1,074	5,745
Long-term debt	2,769	2,080
Total interest expense	46,150	62,754
Net interest revenue	56,924	65,756
Provision for loan losses	65,000	7,500
Net interest revenue after provision for loan losses	(8,076)	58,256
Fee revenue:
Service charges and fees	7,034	7,813
Mortgage loan and other related fees	2,651	1,963
Consulting fees	1,021	1,807
Brokerage fees	689	1,093
Securities gains, net	303	-
Other	1,148	1,521
Total fee revenue	12,846	14,197
Total revenue	4,770	72,453
Operating expenses:
Salaries and employee benefits	28,839	28,754
Communications and equipment	3,729	3,832
Occupancy	3,807	3,716
Advertising and public relations	1,109	1,351
Postage, printing and supplies	1,182	1,592
Professional fees	2,293	1,921
Foreclosed preoperty	4,319	911
FDIC assessments and other regulatory charges	2,682	1,266
Amortization of intangibles	739	767
Other	3,870	3,419
Goodwill impairment	70,000	-
Severance costs	2,898	-
Total operating expenses	125,467	47,529
(Loss) income before income taxes	(120,697)	24,924
Income tax (benefit) expense	(16,924)	8,846
Net (loss) income	(103,773)	16,078
Preferred stock dividends	2,554	4
Net (loss) income available to common shareholders	$(106,327)	$16,074
(Loss) earnings per common share:
Basic	$(2.20)	$.34
Diluted	(2.20)	.34
Weighted average common shares outstanding:
Basic	48,324	47,052
Diluted	48,324	47,272

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

	March 31,	December 31,	March 31,
(in thousands, except share and per share data)	2009	2008	2008
	(unaudited)	(audited)	(unaudited)
ASSETS
Cash and due from banks	$103,707	$116,395	$169,538
Interest-bearing deposits in banks	5,792	8,417	13,417
Federal funds sold, commercial paper and short-term investments	24,983	368,609	-
Cash and cash equivalents	134,482	493,421	182,955
Securities available for sale	1,719,033	1,617,187	1,508,402
Mortgage loans held for sale	43,161	20,334	28,451
Loans, net of unearned income	5,632,705	5,704,861	5,967,839
Less allowance for loan losses	143,990	122,271	89,848
Loans, net	5,488,715	5,582,590	5,877,991
Premises and equipment, net	178,980	179,160	180,746
Accrued interest receivable	45,514	46,088	59,585
Goodwill and other intangible assets	251,060	321,798	324,041
Other assets	279,964	260,187	224,084
Total assets	$8,140,909	$8,520,765	$8,386,255
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
Demand	$665,447	$654,036	$690,028
NOW	1,284,791	1,543,385	1,523,942
Money market	500,261	466,750	431,623
Savings	177,001	170,275	187,911
Time:
Less than $100,000	1,911,627	1,953,235	1,535,742
Greater than $100,000	1,350,190	1,422,974	1,375,000
Brokered	727,171	792,969	431,523
Total deposits	6,616,488	7,003,624	6,175,769
Federal funds purchased, repurchase agreements, and other short-term borrowings	158,690	108,411	532,896
Federal Home Loan Bank advances	260,125	235,321	615,324
Long-term debt	151,006	150,986	107,996
Accrued expenses and other liabilities	65,747	33,041	82,818
Total liabilities	7,252,056	7,531,383	7,514,803
Shareholders' equity:
Preferred stock, $1 par value; 10,000,000 shares authorized;
Series A; $10 stated value; 25,800 shares issued and outstanding	258	258	258
Series B; $1,000 stated value; 180,000 shares issued and outstanding	173,480	173,180	-
Common stock, $1 par value; 100,000,000 shares authorized;
48,809,301 shares issued	48,809	48,809	48,809
Common stock issuable; 161,807, 129,304 and 90,505 shares	3,270	2,908	2,410
Capital surplus	452,277	460,708	463,095
Retained earnings	158,201	265,405	359,248
Treasury stock; 322,603, 799,892 and 1,805,078 shares, at cost	(5,992)	(16,465)	(41,351)
Accumulated other comprehensive income	58,550	54,579	38,983
Total shareholders' equity	888,853	989,382	871,452
Total liabilities and shareholders' equity	$8,140,909	$8,520,765	$8,386,255

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended March 31,

	2009			2008
	Average		Avg.	Average		Avg.
(dollars in thousands, taxable equivalent)	Balance	Interest	Rate	Balance	Interest	Rate
Assets:
Interest-earning assets:
Loans, net of unearned income (1)(2)	$5,675,054	$81,749	5.84%	$5,958,296	$109,252	7.37%
Taxable securities (3)	1,682,603	20,433	4.86	1,448,224	18,628	5.15
Tax-exempt securities (1)(3)	30,051	522	6.95	37,291	648	6.95
Federal funds sold and other interest-earning assets	142,522	858	2.41	47,669	513	4.30

Total interest-earning assets	7,530,230	103,562	5.56	7,491,480	129,041	6.92
Non-interest-earning assets:
Allowance for loan losses	(128,798)			(92,025)
Cash and due from banks	104,411			154,706
Premises and equipment	179,495			181,355
Other assets (3)	627,310			570,105
Total assets	$8,312,648			$8,305,621
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Interest-bearing deposits:
NOW	$1,358,149	$3,337	1.00	$1,462,116	$8,587	2.36
Money market	477,325	2,237	1.90	439,049	2,913	2.67
Savings	172,708	127	.30	184,812	227	.49
Time less than $100,000	1,942,897	17,217	3.59	1,553,313	18,223	4.72
Time greater than $100,000	1,393,188	12,825	3.73	1,365,307	16,370	4.82
Brokered	786,171	6,011	3.10	374,402	4,291	4.61
Total interest-bearing deposits	6,130,438	41,754	2.76	5,378,999	50,611	3.78
Federal funds purchased and other borrowings	150,517	553	1.49	551,812	4,318	3.15
Federal Home Loan Bank advances	204,941	1,074	2.13	661,498	5,745	3.49
Long-term debt	150,997	2,769	7.44	107,996	2,080	7.75
Total borrowed funds	506,455	4,396	3.52	1,321,306	12,143	3.70
Total interest-bearing liabilities	6,636,893	46,150	2.82	6,700,305	62,754	3.77
Non-interest-bearing liabilities:
Non-interest-bearing deposits	650,093			672,070
Other liabilities	58,157			77,587
Total liabilities	7,345,143			7,449,962
Shareholders' equity	967,505			855,659
Total liabilities and shareholders' equity	$8,312,648			$8,305,621
Net interest revenue		$57,412			$66,287
Net interest-rate spread			2.74%			3.15%
Net interest margin (4)			3.08%			3.55%

(1)
Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2)	Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.
(3)	Securities available for sale are shown at amortized cost. Pretax unrealized gains of $10.6 million in 2009 and $15.9 million in 2008 are included in other assets for purposes of this presentation.
(4)	Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

Exhibit 2

OREO Activity Analysis
(in response to Comment 8)

UNITED COMMUNITY BANKS, INC.
ACTIVITY IN OTHER REAL ESTATE OWNED

	1Q08	2Q08	3Q08	4Q08	1Q09

Beginning Balance	$18,039	$22,136	$28,378	$38,438	$59,768

Foreclosures Transferred to OREO	13,330	31,456	34,521	51,737	41,015
Write Downs	(630)	(864)	(171)	(2,714)	(2,401)
Proceeds From Sales	(8,309)	(26,128)	(40,552)	(26,313)	(21,857)
Net (Gains) / Losses From Sales	(294)	889	8,131	(690)	(571)

Ending Balance	$22,136	$28,378	$38,438	$59,768	$75,383

Exhibit 3
Terms of Hedging Instruments Used
(in response to Comment 9)

See attached.

Fair Value Hedges of FHLB Advances

Terms of Swaps Hedging FHLB Advances
No.	Ref. No.	Issue Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity
1	2007011201	1/12/2007	Swap	25,000,000	1 mo. USD-LIBOR-BBA	5.06%	1/5/2009
2	2007040901	4/9/2007	Swap	25,000,000	1 mo. USD-LIBOR-BBA	4.90%	3/2/2009

Terms of Hedged FHLB Advances
No.	Ref. No	Issue Date	Hedged Debt	Principal	Floating Leg Index	Fixed Rate	Maturity
1	2007011201L	1/12/2007	Term FHLB Advance	25,000,000	N/A	5.06%	1/5/2009
2	2007040901L	4/9/2007	Term FHLB Advance	25,000,000	N/A	4.90%	3/2/2009

Hedges of Fixed Rate Brokered CDs

Terms of Swaps Hedging Fixed Rate Brokered CDs
No.	Ref. No.	Trade Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity
1	2008082201	8/22/2008	Swap	50,000,000	1 mo. USD-LIBOR-BBA	4.30%	8/27/2010
2	2008091001	9/10/2008	Swap	50,000,000	1 mo. USD-LIBOR-BBA	4.25%	9/22/2010
3	2008093001	9/30/2008	Swap	60,000,000	1 mo. USD-LIBOR-BBA	2.85%	3/24/2009
4	2008093002	9/30/2008	Swap	20,000,000	1 mo. USD-LIBOR-BBA	2.85%	3/30/2009
5	2008100101	10/1/2008	Swap	95,000,000	1 mo. USD-LIBOR-BBA	4.25%	9/30/010

Terms of Hedged Fixed Rate Brokered CDs
No.	Ref. No.	Issue Date	Hedged Debt	Principal	Floating Leg Index	Fixed Rate	Maturity
1	2008082201L	8/22/2008	Bullet Fixed Rate Brokered CDs	50,000,000	N/A	4.30%	8/27/2010
2	2008091001L	9/10/2008	Bullet Fixed Rate Brokered CDs	50,000,000	N/A	4.25%	9/22/2010
3	2008093001L	9/30/2008	Bullet Fixed Rate Brokered CDs	60,000,000	N/A	2.85%	3/24/2009
4	2008093002L	9/30/2008	Bullet Fixed Rate Brokered CDs	20,000,000	N/A	2.85%	3/30/2009
5	2008100101L	10/1/2008	Bullet Fixed Rate Brokered CDs	95,000,000	N/A	4.25%	9/30/010

Hedges of Prime Based Loan Assets

Terms of Floors Hedging Prime Based Loan Assets
No.	Ref. No.	Trade Date	Product	Notional	Floating Leg Index	Floor Strike	Maturity
1	2006080101	8/1/2006	Floor	100,000,000	USD-PRIME-H.15	8.75%	2/4/2010
2	2006080103	8/1/2006	Floor	50,000,000	USD-PRIME-H.15	8.75%	8/4/2010
3	2006080105	8/1/2006	Floor	75,000,000	USD-PRIME-H.15	8.75%	11/1/2009
4	2006080106	8/1/2006	Floor	50,000,000	USD-PRIME-H.15	8.75%	8/1/2009
5	2006080107	8/1/2006	Floor	25,000,000	USD-PRIME-H.15	8.75%	2/1/2009
6	2006080108	8/1/2006	Floor	25,000,000	USD-PRIME-H.15	8.75%	5/1/2009

Terms of Swaps Hedging Prime Based Loan Assets
No.	Ref. No.	Trade Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity
1	2006073102	7/31/2006	Swap	25,000,000	USD-PRIME-H.15	8.31%	2/1/2009
2	2006073106	7/31/2006	Swap	30,000,000	USD-PRIME-H.15	8.29%	5/4/2009
3	2007060701	6/7/2007	Swap	25,000,000	USD-PRIME-H.15	8.26%	6/11/2010
4	2007120701	12/7/2007	Swap	50,000,000	USD-PRIME-H.15	6.87%	3/12/2012
5	2007120702	12/7/2007	Swap	25,000,000	USD-PRIME-H.15	6.72%	6/13/2011
6	2007120703	12/7/2007	Swap	25,000,000	USD-PRIME-H.15	6.86%	12/12/2011
7	2007122101	12/21/2007	Swap	50,000,000	USD-PRIME-H.15	6.76%	3/27/2012
8	2007122102	12/21/2007	Swap	50,000,000	USD-PRIME-H.15	6.72%	3/27/2012
9	2008012901	1/29/2008	Swap	50,000,000	USD-PRIME-H.15	6.26%	1/31/2013
10	2008060501	6/5/2008	Swap	100,000,000	USD-PRIME-H.15	6.71%	1/2/2012
11	2008060502	6/5/2008	Swap	100,000,000	USD-PRIME-H.15	5.82%	6/9/2010
12	2008061301	6/13/2008	Swap	50,000,000	USD-PRIME-H.15	7.21%	5/6/2013
13	2008071801	7/18/2008	Swap	100,000,000	USD-PRIME-H.15	6.89%	7/22/2013
14	2008072301	7/23/2008	Swap	50,000,000	USD-PRIME-H.15	6.92%	7/25/2013
15	2008072302	7/23/2008	Swap	25,000,000	USD-PRIME-H.15	6.91%	7/25/2013

Exhibit 4

Fair Value Hedging Determination Support
(in response to Comment 9)

FAS 133, Paragraph 20-21 – Relevant Portions	How Hedging Relationships Met Criteria
20.  An entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof (“hedged item”) that is attributable to a particular risk.  Designated hedging instruments and hedged items qualify for fair value hedge accounting if all of the following criteria and those in paragraph 21 are met:

a. At inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed.  There must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness. [F5]

At the inception of the hedging relationships, formal documentation was prepared that included all of the information required by this paragraph.  The quantitative measures used to assess effectiveness at the inception and on an ongoing basis are described below.

(1)  For a fair value hedge of a firm commitment, the entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment.

N/A – This is not a fair value hedge of a firm commitment.
(2)  An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness, as discussed in paragraph 63 in Section 2 of Appendix A.

N/A – There are no excluded components in the assessment of hedge effectiveness.

Page 1 of Exhibit 4

b.  Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated.  An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months.  If the hedging instrument (such as an at-the-money option contract) provides only one-sided offset of the hedged risk, the increases (or decreases) in the fair value of the hedging instrument must be expected to be highly effective in offsetting the decreases (or increases) in the fair value of the hedged item.  All assessments of effectiveness shall be consistent with the risk management strategy documented for that particular hedging relationship (in accordance with paragraph 20(a) above). [E7, E8, E11, F5, F11]

Fair Value Hedges of Term FHLB Advances - At inception of the hedging relationships, the Company tailored the swaps to match the hedged term FHLB advances so that all of the criteria in paragraph 68 of SFAS 133 were met for fair value hedges.  By meeting the criteria in paragraph 68, the Company was permitted to assume no ineffectiveness in the hedging relationships.  See Exhibit 6 for detailed information of how the hedges of FHLB advances met the provisions of paragraph 68 of SFAS 133.

Fair Value Hedges of Brokered CDs - At inception of the hedging relationships for brokered CDs, the Company performed quantitative assessments of effectiveness at the inception of each hedging relationship and documented the quantitative measures that would be performed to assess effectiveness on an ongoing basis.  The key quantitative measure used both at inception of the hedging relationship (for the inception assessment) and on an ongoing basis to assess the effectiveness is regression analysis.  The regression analysis performed at inception compared the periodic changes in fair value of the interest rate swap to the periodic changes in fair value of the hedged CDs attributable to changes in the LIBOR benchmark interest rate for 36 calendar month ends.

Ongoing retrospective and prospective effectiveness assessments are performed quarterly on a transaction by transaction basis (when financial statements are prepared) by updating the regression analyses prepared at the inception of the each hedging relationship, as follows: at each quarterly effectiveness testing date, the three oldest data points representing the monthly changes in fair value of the swap and the corresponding data points representing the monthly changes in fair value of the hedged item attributable to changes in the benchmark interest rate are replaced with the data points calculated as of the current effectiveness testing date (the three most recent actual data points), so that the number of data points included in the analysis is kept consistent during the term of the hedging relationship (consistent with the guidance in Statement 133 Implementation Issue No. E7, “Hedging—General: Methodologies to Assess Effectiveness of Fair Value and Cash Flow Hedges”).  The Company evaluates the results of the regression analysis each period, and if the R-squared statistic is greater than .80, the beta (slope) is between -0.80 and -1.25, the F test is passed at the 95% confidence level, and both the p-value and F significance statistics for the X variable continue to indicate that the observations in the regression are not due to chance or error, the hedging relationship will be considered highly effective and hedge accounting will continue to be applied.

Page 2 of Exhibit 4

The Company measures hedge ineffectiveness as the difference between the changes in the fair value of the hedged item attributable to the risk being hedged (LIBOR) and the changes in fair value of the swap.

c. If a written option is designated as hedging a recognized asset or liability or an unrecognized firm commitment, the combination of the hedged item and the written option provides at least as much potential for gains as a result of a favorable change in the fair value of the combined instruments 7 as exposure to losses from an unfavorable change in their combined fair value.  That test is met if all possible percentage favorable changes in the underlying (from zero percent to 100 percent) would provide at least as much gain as the loss that would be incurred from an unfavorable change in the underlying of the same percentage. [F7]

N/A – The hedging instrument is not a written option.

Page 3 of Exhibit 4

(1)  A combination of options (for example, an interest rate collar) entered into contemporaneously shall be considered a written option if either at inception or over the life of the contracts a net premium is received in cash or as a favorable rate or other term.  (Thus, a collar can be designated as a hedging instrument in a fair value hedge without regard to the test in paragraph 20(c) unless a net premium is received.)  Furthermore, a derivative instrument that results from combining a written option and any other non-option derivative shall be considered a written option. [E2, E5]

N/A – The hedging instrument is not a combination of options.
A non-derivative instrument, such as a Treasury note, shall not be designated as a hedging instrument, except as provided in paragraphs 37 and 42 of this Statement. [E18, F6, F8, F10, J3, K3]	N/A – The hedging instrument is not a non-derivative instrument
21. An asset or a liability is eligible for designation as a hedged item in a fair value hedge if all of the following criteria are met:
a. The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability or of an unrecognized firm commitment. The hedged item is a single asset or liability (or a specific portion thereof) or is a portfolio of similar assets or a portfolio of similar liabilities (or a specific portion thereof). [E10, F1]

The Company designated all of the recognized hedged debt (both FHLB advances and brokered CDs) as the hedged item. The hedged items are all single liabilities that are each hedged by a separate swap.
(1) If similar assets or similar liabilities are aggregated and hedged as a portfolio. . .	N/A – The Company is not hedging pools of assets or liabilities
(2) If the hedged item is a specific portion of an asset or liability (or of a portfolio of similar assets or a portfolio of similar liabilities), the hedged item is one of the following:	N/A – The Company is not hedging a portion of an asset or liability.
(a) A percentage of the entire asset or liability (or of the entire portfolio)	N/A - The Company is not hedging a percentage of an asset or liability.

Page 4 of Exhibit 4

(b)  One or more selected contractual cash flows (such as the portion of the asset or liability representing the present value of the interest payments in the first two years of a four-year debt instrument) [F2]

N/A
(c)  A put option or call option (including an interest rate or price cap or an interest rate or price floor) embedded in an existing asset or liability that is not an embedded derivative accounted for separately pursuant to paragraph 12 of this Statement [G4, J14]

N/A
(d) The residual value in a lessor’s net investment in a direct financing or sales-type lease . . .	N/A
b. The hedged item presents an exposure to changes in fair value attributable to the hedged risk that could affect reported earnings.
The hedged item presents an exposure to changes in fair value attributable to the hedged risk.  The fixed-rate brokered deposits and FHLB advances present a fair value exposure to changes in the designated benchmark interest rate.

c.  The hedged item is not (1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings, (2) an investment accounted for by the equity method in accordance with the requirements of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, (3) a minority interest in one or more consolidated subsidiaries, (4) an equity investment in a consolidated subsidiary, (5) a firm commitment either to enter into a business combination or to acquire or dispose of a subsidiary, a minority interest, or an equity method investee, or (6) an equity instrument issued by the entity and classified in stockholders’ equity in the statement of financial position.  [G1]

The hedged items are not any of the items specified in this paragraph.
d. If the hedged item is all or a portion of a debt security . . .	N/A - The hedged item is not a debt security classified as held-to-maturity as indicated in this paragraph.

Page 5 of Exhibit 4

e. If the hedged item is a non-financial asset or liability (other than a recognized loan . . .	N/A - The hedged item is not a non-financial liability.
f. If the hedged item is a financial asset or liability, a recognized loan servicing right, or a non financial firm commitment with financial components, the designated risk being hedged is:
(1) The risk of changes in the overall fair value of the entire hedged item,	N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.
(2) The risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
The hedged items are financial liabilities and the designated hedged risk is the risk of changes in fair value attributable to changes in the LIBOR swap rate, the designated benchmark interest rate being hedged. (Also included in the response to question 9)

(3) The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) (refer to paragraphs 37, 37A, and 38), or	N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.
(4)  The risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.

Page 6 of Exhibit 4

If the risk designated as being hedged is not the risk in paragraph 21(f)(1) above, two or more of the other risks (interest rate risk, foreign currency exchange risk, and credit risk) may simultaneously be designated as being hedged.  The benchmark interest rate being hedged in a hedge of interest rate risk must be specifically identified as part of the designation and documentation at the inception of the hedging relationship.  Ordinarily, an entity should designate the same benchmark interest rate as the risk being hedged for similar hedges, consistent with paragraph 62; the use of different benchmark interest rates for similar hedges should be rare and must be justified.  In calculating the change in the hedged item’s fair value attributable to changes in the benchmark interest rate, the estimated cash flows used in calculating fair value must be based on all of the contractual cash flows of the entire hedged item.

Excluding some of the hedged item’s contractual cash flows (for example, the portion of the interest coupon in excess of the benchmark interest rate) from the calculation is not permitted.  An entity may not simply designate prepayment risk as the risk being hedged for a financial asset.  However, it can designate the option component of a prepayable instrument as the hedged item in a fair value hedge of the entity’s exposure to changes in the overall fair value of that “prepayment” option, perhaps thereby achieving the objective of its desire to hedge prepayment risk.  The effect of an embedded derivative of the same risk class must be considered in designating a hedge of an individual risk.  For example, the effect of an embedded prepayment option must be considered in designating a hedge of interest rate risk.

The risk designated as being hedged is not the risk specified in paragraph 21(f)(1) above.  Only one risk is designated as being hedged - the risk specified in paragraph 21(f)(2).  The benchmark interest rate being hedged was specifically identified as part of the formal designation and documentation that was prepared at the inception of the hedging relationships.  None of the hedged item’s contractual cash flows are excluded in calculating the change in the hedged item’s fair value due to changes in the benchmark interest rate.  The Company designates the same benchmark interest rate as the risk being hedged for similar hedges consistent with paragraph 62.

For the FHLB advance hedges, please also refer to discussion related to meeting the criteria in paragraph 68 in Exhibit 6 for further detail.

Page 7 of Exhibit 4

Exhibit 5

Cash Flow Hedging Determination Support
(in response to Comment 9)

FAS 133, Paragraph 28-29 – Relevant Portions	How Hedging Relationships Met Criteria

28.  An entity may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that is attributable to a particular risk.  That exposure may be associated with an existing recognized asset or liability (such as all or certain future interest payments on variable-rate debt) or a forecasted transaction (such as a forecasted purchase or sale).  Designated hedging instruments and hedged items or transactions qualify for cash flow hedge accounting if all of the following criteria and those in paragraph 29 are met:

a. At inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged transaction’s variability in cash flows attributable to the hedged risk will be assessed.  There must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness. [G9]

At the inception of the hedging relationships, formal documentation was prepared that included all of the information required by this paragraph.  The quantitative measures used to assess effectiveness at the inception and on an ongoing basis are described below.

(1)  An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value from the assessment of hedge effectiveness, as discussed in paragraph 63 in Section 2 of Appendix A.

N/A – There are no excluded components in the assessment of hedge effectiveness.

Page 1 of Exhibit 5

(2)    Documentation shall include all relevant details, including the date on or period within which the forecasted transaction is expected to occur, the specific nature of asset or liability involved (if any), and the expected currency amount or quantity of the forecasted transaction.

At the inception of the hedging relationships, formal documentation was prepared that included all of the information required by this paragraph.
(a) The phrase expected currency amount refers to hedges of foreign currency exchange risk and required specification of the exact amount of foreign currency being hedges.	N/A

(b)  The phrase expected . . . quantity refers to hedges of other risks and requires specification of the physical quantity (that is, the number of items or units of measure) encompassed by the hedged forecasted transaction. If a forecasted sale or purchase is being hedged for price risk, the hedged transaction cannot be specified solely in terms of expected currency amounts, nor can it be specified as a percentage of sales or purchases during a period. The current price of a forecasted transaction also should be identified to satisfy the criterion in paragraph 28(b) for offsetting cash flows.

N/A

Page 2 of Exhibit 5

The hedged forecasted transaction shall be described with sufficient specificity so that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction. Thus, the forecasted transaction could be identified as the sale of either the first 15,000 units of a specific product sold during a specified 3-month period or the first 5,000 units of a specific product sold in each of 3 specific months, but it could not be identified as the sale of the last 15,000 units of that product sold during a 3-month period (because the last 15,000 units cannot be identified when they occur, but only when the period has ended).

The formal documentation prepared at the inception of this type of hedging relationship included a description of the hedged transactions that was sufficiently specific so that when the hedged forecasted transactions occur, it is clear which transactions are being hedged.  The description of the hedged transactions is based on and is consistent with the approach outlined in DIG Issue No. G25, which addresses the “first-payments-received technique” for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities.

The hedged transactions are described as the forecasted interest receipts of the first prime-based interest payments received by the Company each calendar month that, in aggregate for each month, are interest payments received on the Company’s then-existing prime-based loans that reset immediately whenever prime changes.  The hedge designation memorandum also specifically identifies portfolios of prime-based interest receipts on loans with a specified spread to prime (for example, 0.50% or 1.00%).  The designation described above is consistent with the approach outlined in DIG Issue No. G25, which addresses the “first-payments-received technique,” as noted above.

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b. Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, except as indicated in paragraph 28(d) below. An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months. If the hedging instrument, such as an at-the-money option contract, provides only one-sided offset against the hedged risk, the cash inflows (outflows) from the hedging instrument must be expected to be highly effective in offsetting the corresponding change in the cash outflows or inflows of the hedged transaction. All assessments of effectiveness shall be consistent with the originally documented risk management strategy for that particular hedging relationship. [E7, E8, E11, G9, G10, G20]

At inception of the hedging relationships involving the hedge of prime-based interest receipts, the Company performed quantitative analysis to assess the effectiveness of the type of hedging relationship at inception, and it documented the quantitative measures that would be performed to assess effectiveness on an ongoing basis.  The key quantitative measure used both at the inception of each hedging relationship (for the inception assessment) and on an ongoing basis to assess the effectiveness is the comparison of the actual derivative with a perfect hypothetical derivative.

For hedges of prime-based loans using interest rate floors, prospective and retrospective assessments and the measurement of ineffectiveness are based on the hypothetical derivative approach outlined in Statement 133 Implementation Issue No. G20 (Issue G20).

For the interest rate swaps, prospective and retrospective assessments and the measurement of ineffectiveness is are based on the results of the "Hypothetical Derivative Method" described in Statement 133 Implementation Issue No. G7 (Method 2).

c. If a written option is designated as hedging the variability in cash flows for a recognized asset or liability or an unrecognized firm commitment, the combination of the hedged item and the written option provides at least as much potential for favorable cash flows as exposure to unfavorable cash flows. That test is met if all possible percentage favorable changes in the underlying (from zero percent to 100 percent) would provide at least as much favorable cash flows as the unfavorable cash flows that would be incurred from an unfavorable change in the underlying of the same percentage. (Refer to paragraph 20(c)(1).) [E2, E5]

N/A – The hedging instrument is not a written option.

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d. If a hedging instrument is used to modify the interest receipts or payments associated with a recognized financial asset or liability from one variable rate to another variable rate, the hedging instrument must be a link between an existing designated asset (or group of similar assets) with variable cash flows and an existing designated liability (or group of similar liabilities) with variable cash flows and be highly effective at achieving offsetting cash flows.  A link exists if the basis (that is, the rate index on which the interest rate is based) of one leg of an interest rate swap is the same as the basis of the interest receipts for the designated asset and the basis of the other leg of the swap is the same as the basis of the interest payments for the designated liability. In this situation, the criterion in the first sentence in paragraph 29(a) is applied separately to the designated asset and the designated liability.

N/A – The hedged transactions are the forecasted interest receipts of the prime-based interest payments received by the Company each month; the company does not use its hedging instruments to modify the interest receipts or payments associated with recognized financial assets or liabilities from one variable rate to another.

A non-derivative instrument, such as a Treasury note, shall not be designated as a hedging instrument for a cash flow hedge. [G2, G13, G14, G16, J3]	N/A – The hedging instrument is not a non-derivative instrument
29. A forecasted transaction is eligible for designation as a hedged transaction in a cash flow hedge if all of the following additional criteria are met:
a. The forecasted transaction is specifically identified as a single transaction or a group of individual transactions. If the hedged transaction is a group of individual transactions, those individual transactions must share the same risk exposure for which they are designated as being hedged. Thus, a forecasted purchase and a forecasted sale cannot both be included in the same group of individual transactions that constitute the hedged transaction. [G17, G18, G22]

The forecasted transactions are specifically identified as a group of individual transactions that share the same risk exposure for which they are designated as being hedged – overall changes in cash flows.  The forecasted transactions, as mentioned above, are the forecasted interest receipts of the first prime-based interest payments received by the Company each calendar month that, in aggregate for each month, are interest payments received on the Company’s then-existing prime-based loans that reset immediately whenever prime changes.

Page 5 of Exhibit 5

b. The occurrence of the forecasted transaction is probable. [G4, G10, G17, G18]
The hedged forecasted transactions are probable of occurring because the Company has existing, originated loans in excess of amounts designated as hedges, and the Company has the positive intent and ability to originate additional loans with similar characteristics during the term of the hedging relationships.

c. The forecasted transaction is a transaction with a party external to the reporting entity (except as permitted by paragraph 40) and presents an exposure to variations in cash flows for the hedged risk that could affect reported earnings.

The forecasted transactions are prime-based interest payments received by the Company on loans made to its commercial borrowers (an external party).
d. The forecasted transaction is not the acquisition of an asset or incurrence of a liability that will subsequently be remeasured with changes in fair value attributable to the hedged risk reported currently in earnings. If the forecasted transaction relates to a recognized asset or liability, the asset or liability is not remeasured with changes in fair value attributable to the hedged risk reported currently in earnings.

N/A - the hedged forecasted transactions are not remeasured at fair value.
e. If the variable cash flows of the forecasted transaction relate to a debt security that is classified as held-to-maturity under Statement 115, the risk being hedged is the risk of changes in its cash flows attributable to credit risk, foreign exchange risk, or both. For those variable cash flows, the risk being hedged cannot be the risk of changes in its cash flows attributable to interest rate risk.

N/A – the hedged item is not a security classified as held-to-maturity.
f. The forecasted transaction does not involve a business combination subject to the provisions of FASB Statement No. 141 (revised 2007), Business Combinations, and is not a transaction (such as a forecasted purchase, sale, or dividend) involving (1) a parent company’s interests in consolidated subsidiaries, (2) a non-controlling interest in a consolidated subsidiary, (3) an equity-method investment, or (4) an entity’s own equity instruments.

N/A – the forecasted transactions do not involve a business combination.

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g. If the hedged transaction is the forecasted purchase or sale of a nonfinancial asset, the designated risk being hedged is (1) the risk of changes in the functional-currency-equivalent cash flows attributable to changes in the related foreign currency exchange rates or (2) the risk of changes in the cash flows relating to all changes in the purchase price or sales price of the asset reflecting its actual location if a physical asset  regardless of whether that price and the related cash flows are stated in the entity’s functional currency or a foreign currency), not the risk of changes in the cash flows relating to the purchase or sale of a similar asset in a different location or of a major ingredient. Thus, for example, in hedging the exposure to changes in the cash flows relating to the purchase of its bronze bar inventory, an entity may not designate the risk of changes in the cash flows relating to purchasing the copper component in bronze as the risk being hedged for purposes of assessing offset as required by  paragraph 28(b). [A11, B15]

N/A – the hedged transactions are not the forecasted purchase or sale of a nonfinancial asset.
h. If the hedged transaction is the forecasted purchase or sale of a financial asset or liability (or the interest payments on that financial asset or liability) or the variable cash inflow or outflow of an existing financial asset or liability, the designated risk being hedged is:

(1) The risk of overall changes in the hedged cash flows related to the asset or liability, such as those relating to all changes in the purchase price or sales price (regardless of whether that price and the related cash flows are stated in the entity’s functional currency or a foreign currency),

The designated hedged risk is the risk of overall changes in cash flows on the Company's designated prime-based interest payments received, as described above.
(2) The risk of changes in its cash flows attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),	N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.
(3) The risk of changes in the functional-currency- equivalent cash flows attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) (refer to paragraphs 40, 40A, 40B, and 40C), or

N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.

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(4) The risk of changes in its cash flows attributable to default, changes in the obligor’s creditworthiness, and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

N/A - The designated, hedged risk is not the risk specified in this sub-paragraph.
Two or more of the above risks may be designated simultaneously as being hedged. The benchmark interest rate being hedged in a hedge of interest rate risk must be specifically identified as part of the designation and documentation at the inception of the hedging relationship. Ordinarily, an entity should designate the same benchmark interest rate as the risk being hedged for similar hedges, consistent with paragraph 62; the use of different benchmark interest rates for similar hedges should be rare and must be justified. In a cash flow hedge of a variable-rate financial asset or liability, either existing or forecasted, the designated risk being hedged cannot be the risk of changes in its cash flows attributable to changes in the specifically identified benchmark interest rate if the cash flows of the hedged transaction are explicitly based on a different index, for example, based on a specific bank’s prime rate, which cannot qualify as the benchmark rate.

However, the risk designated as being hedged could potentially be the risk of overall changes in the hedged cash flows related to the asset or liability, provided that the other criteria for a cash flow hedge have been met. An entity may not designate prepayment risk as the risk being hedged (refer to paragraph 21(f)). [G19, G22, J14]

N/A – The risk designated as being hedged is the overall changes in cash flows. None of the other provisions of this paragraph apply.

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Exhibit 6

Analysis of Application of Paragraph 68 of SFAS 133
(in response to Comment 10)

FAS 133, Paragraph 68 – Relevant Portions	How Hedging Relationships Meet Criteria
68.  An assumption of no ineffectiveness is especially important in a hedging relationship involving an interest-bearing financial instrument and an interest rate swap because it significantly simplifies the computations necessary to make the accounting entries. If all of the applicable conditions in the following subparagraphs are met, an entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability (or a firm commitment arising on the trade [pricing] date to purchase or issue an interest-bearing asset or liability) and an interest rate swap (or a compound hedging instrument composed of an interest rate swap and a mirror-image call or put option as discussed in paragraph 68(d) below) provided that, in the case of a firm commitment, the trade date of the asset or liability differs from its settlement date due to generally established conventions in the marketplace in which the transaction is executed (as amended by DIG Issue E23).

The terms of each derivative were tailored at inception to exactly match the terms of the hedged item and to meet the criteria in paragraph 68 of FAS 133, so that the shortcut method could be applied.  Each of the hedging relationships involves interest rate swaps hedging existing/recognized liabilities.  This is illustrated in the comparison of the hedged items and hedging instruments in Exhibit 3 – Fair Value Hedges of FHLB Advances.

a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged.	The notional amount of each designated interest rate swap exactly matches the principal amount of the designated FHLB advance being hedged.

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b. If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship must be zero, with one exception. The fair value of the swap may be other than zero at the inception of the hedging relationship only if the swap was entered into at the relationship’s inception, the transaction price of the swap was zero in the entity’s principal market (or most advantageous market), and the difference between transaction price and fair value is attributable solely to differing prices within the bid-ask spread between the entry transaction and a hypothetical exit transaction. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item. That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate). If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero (except as discussed previously regarding differing prices due to the existence of a bid-ask spread) (as amended by DIG Issue E23).

The fair value of each interest rate swap was zero at inception. There are no embedded options in the swaps or hedged items.
c. The formula for computing net settlements under the interest rate swap is the same for each net settlement.  (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.) [E12]

For each hedging relationship, the formulas for computing net settlements under the interest rate swaps are the same for each net settlement.  The fixed rates are the same throughout the term of each hedging relationship, and the variable rates are based on the same indexes and include the same constant adjustments or no adjustment.

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d. The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option.  The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option.  Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option. [E6, E20]

The interest-bearing liabilities (FHLB advances) are not prepayable and there are no embedded options in the hedged items or the swaps.
dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.	The index on the variable leg of the swap is based on LIBOR, the benchmark interest rate designated as the interest rate risk being hedged.
e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	All other terms in the interest-bearing financial instruments both are typical of those instruments and do not invalidate the assumption of no ineffectiveness (as further discussed in DIG Issue E23).
f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.
The expiration date of each interest rate swap exactly matches the maturity date of the corresponding hedged item.  Please refer to Exhibit 3 – Fair Value Hedges of FHLB Advances for further information.

g. There is no floor or cap on the variable interest rate of the swap.	There are no floors or caps on the variable legs of the swaps.
h. The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

The interval between repricings of the variable leg of the swaps (1 month LIBOR) is frequent enough to justify an assumption that the variable leg of the swap is a market rate.

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